Filed by Google Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3; No. 333-166137

The following are answers to some of the questions you might have about the Google Transferable Stock Options Program. We urge you to read all of the information provided here to familiarize yourself with the details of this program.

Frequently Asked Questions

1) What are Google Transferable Stock Options (TSOs)?

2) How do TSOs compare to traditional stock options?

3) Why did Google create this program?

4) What is time value?

5) When can employees use this program?

6) Why does the TSO program shut down one hour prior to the close of regular Nasdaq Global Select Market trading hours on the last trading day of each of Google’s open trading windows?

7) Who can participate in this program?

8) Which options are eligible?

9) Does the TSO program apply to Incentive Stock Options (ISOs)?

10) Why aren’t options granted before Google went public (pre-IPO) eligible?

11) Are refresher option awards eligible to be sold in the TSO program?

12) Can employees participate in the program after their employment with Google is terminated?

13) Are employees required to participate in the program?

14) Can employees sell some of their options and exercise others?

15) Will employees get a better price if they sell options through the TSO program than if they exercised and immediately sold their options?

16) What happens if the highest bid for an option is not above the intrinsic value of that option?

17) What are employee stock options worth under this program?

18) Is the TSO program available in all countries?

19) Will there be periods when employees cannot sell their options in the TSO program?

20) What is material, non-public information?

21) Why will the TSO program be suspended when Google may be in possession of material, non-public information about Google?

22) If the TSO program is suspended during a period in which Google’s trading window would otherwise be open, does this mean that Google is in possession of material, non-public information?

23) Does the TSO program affect an employee’s ability to exercise options and sell the underlying shares in the traditional way?

24) Who will buy the options?

25) Can employees sell options outside of Google’s TSO program?

26) Can an employee make a gift or a donation of his or her TSOs?

27) What are the tax consequences when U.S. employees sell TSOs?

28) What are the tax consequences for employees who work for a Google entity outside the U.S.?

29) Is the TSO program affected by section 409A of the Internal Revenue Code?

30) How does the TSO program relate to any 409A “exercise election” made by employees for their options? Can an employee sell an option through the TSO program for which he or she made a 409A election?

31) Which financial institutions are participating in this program?

32) Do I have to open an additional brokerage account to participate in the TSO program?

33) What are the criteria for allowing additional financial institutions to participate in the auction?

34) How are bid prices for options determined?

35) Can an employee specify in advance the price at which the employee wants to sell options?

36) Can employees sell vested, “underwater” stock options in this program?

37) How does the TSO program affect Rule 10b5-1 trading plans?

38) What is the benefit of a Rule 10b5-1 trading plan if Google will suspend the TSO program (including trading under a 10b5-1 plan) when Google may be in possession of material, non-public information about Google?

39) Do the TSOs have different terms than traditional stock options?

40) Why did you reduce the length of the life of the TSO upon transfer?

41) How does the TSO program affect Google’s accounting?

42) Is this program related to accounting rules for stock options?

43) Will this affect earnings?

44) What is the impact on shareholders?

45) What information does Google disclose publicly regarding the results of the TSO program?

46) What do the financial institutions do with the options they purchase in the TSO program?

47) Why did Google file a registration statement with the SEC in connection with the TSO program?

48) What advantage do TSOs have over restricted stock grants?

49) Do I need to do anything on Morgan Stanley Smith Barney’s Benefit Access site before I can sell my options through the TSO program?

50) How will I receive proceeds from my TSO transaction?

51) When should I expect my money after I have made a transaction?

52) What do I need to do to add wire instructions to my Morgan Stanley Smith Barney Benefit Access account?

53) If I elect to be paid by check for multiple transactions, will I get a different check for each one?

54) How do I know what tax amounts are being withheld from my TSO sale proceeds?

55) Why did you choose Morgan Stanley?

56) Who can advise me about what to do with my stock options?

57) Whom do I contact if I have more questions?

1) What are Google Transferable Stock Options (TSOs)?

Google TSOs are employee nonqualified stock options that, once vested, may be transferred (i.e., sold) to financial institutions through an online auction. Before the TSO program came into existence, employees had a choice of either (1) exercising their vested stock options and then selling or holding the stock received upon exercise, or (2) continuing to hold the options to purchase shares at a later date. The TSO program offers a third alternative: selling vested stock options to financial institutions.

2) How do TSOs compare to traditional stock options?

Traditional stock options are not transferable, except in limited circumstances. TSOs can either be exercised like traditional options, or they can be sold. TSOs are governed by the terms of Google’s 2004 Stock Plan and the relevant option agreements, which are described below.

3) Why did Google create this program?

We want to permit employees to capture the theoretical value, or “time value” of their options. Under the traditional option program, which does not allow the sale of employee stock options, employees are able to realize value from options only by exercising them and then selling the stock at a price higher than the exercise price. With the TSO program, employees may be able to realize not only this “intrinsic value” (the difference between grant price and market price for Google stock), but also the “time value” of their options. Financial institutions participating in the TSO program may be willing to pay a premium above the intrinsic value as consideration for the time value of options.

4) What is time value?

Time value is the value of the right to continue holding an option for potentially greater gains at a later date.

5) When can employees use this program?

Eligible employees are permitted to sell TSOs during normal Google trading windows, except that on the last trading day of each of Google’s open trading windows the TSO program shuts down one hour prior to the close of the regular Nasdaq Global Select Market trading hours. Eligible employees can use the TSO program anytime while connected to the Google network to understand the value of their options by logging in to this site.

6) Why does the TSO program shut down one hour prior to the close of regular Nasdaq Global Select Market trading hours on the last trading day of each of Google’s open trading windows?

The TSO program shuts down at these times for administrative purposes and to allow the bidding financial institutions time while the market is still open to complete their hedging activities in connection with their purchase of TSOs. See “What do the financial institutions do with the options they purchase in the TSO program?” below.

7) Who can participate in this program?

All active Google employees in eligible countries (other than Larry Page, Sergey Brin and Eric Schmidt) can participate in this program.

8) Which options are eligible?

Only vested nonqualified stock options granted since Google went public (post-IPO) are eligible for this program.

9) Does the TSO program apply to Incentive Stock Options (ISOs)?

No, the TSO program applies only to non-qualified stock options (NSOs). Except in limited circumstances in connection with acquisitions, we have granted only NSOs since our IPO.

10) Why aren’t options granted before Google went public (pre-IPO) eligible?

We believe it is fair to exclude pre-IPO options since the purpose of the TSO program is not to create value for options that are already significantly in the money. Realistically, even if we allowed pre-IPO options in the TSO program, bidders would be willing to pay little, if any, premium beyond the existing intrinsic value for the rights to those options. For that matter, there are many post-IPO options for which investors may pay little, if any, premium.

11) Are refresher option awards eligible to be sold in the TSO program?

Yes, so long as they were issued after Google’s IPO.

12) Can employees participate in the program after their employment with Google is terminated?

No. Once employment is terminated, an employee is no longer eligible to participate in the TSO program, even if the employee’s options are still exercisable for a specified time post-termination.

13) Are employees required to participate in the program?

No. Participation in the TSO program is completely voluntary and employees may decide to participate or not to participate at any time.

14) Can employees sell some of their options and exercise others?

Yes. Employees are free to exercise their options or sell the options (or not) in any mix they choose.

15) Will employees get a better price if they sell options through the TSO program than if they exercised and immediately sold their options?

Whether there could be a pricing advantage in selling options through the TSO program will depend on several factors, including the intrinsic and time value of the options and expected transaction costs associated with the sale. Please note that Google does not give individual investment advice, and you should consult your own advisor about whether to sell options through the TSO program.

16) What happens if the highest bid for an option is not above the intrinsic value of that option?

If no participating financial institution offers a bid price for an eligible option that (a) in the case of a market order, is higher than the intrinsic value of that option or (b) in the case of a limit order, is higher than both the limit price and the intrinsic value for that option at a time when the intrinsic value of the option equals or exceeds the limit price, then, in either case, the auction manager will be deemed to have bid on the option at a price equal to the intrinsic value of the option and will communicate the bid to you and purchase the option from you at intrinsic value for its own account. Previously, these orders would have automatically expired, and employees would not have been able to sell these options through the TSO program.

17) What are employee stock options worth under this program?

The best way to determine the value of a TSO is to refer to the pricing (i.e., bids) provided through this system.

18) Is the TSO program available in all countries?

The TSO program is available to employees in all countries where Google grants options except in countries where, due to local legal and/or tax implications, the TSO program would not benefit employees or would otherwise be impractical.

19) Will there be periods when employees cannot sell their options in the TSO program?

Yes. The TSO program will be available during regular trading hours for the Nasdaq Global Select Market only when Google’s trading window is open. However, on the last trading day of each of Google’s trading windows, the TSO program will close one hour prior to the close of regular trading hours for the Nasdaq Global Select Market. In addition, Google may suspend the TSO program from time to time for a variety of reasons, including for maintenance and other reasons, including at times when Google may be in possession of material, non-public information about Google until the information is no longer material or the second business day after the information has been made public. Employees will likely not be given advance notice of these suspensions. When the TSO program is suspended or otherwise not available, Google employees may not sell their options under the TSO program, even under a 10b5-1 plan. See also “Does the TSO program affect an employee’s ability to exercise options and sell the underlying shares in the traditional way?” and “How does the TSO program affect Rule 10b5-1 trading plans?” below.

20) What is material, non-public information?

Information is material if a reasonable investor would consider it important in making a decision to buy, sell or hold Google securities, such as a large acquisition or commercial deal. Information is non-public until it has been widely disseminated to the public market, and the public has had a chance to absorb and evaluate it. Employees may refer to Google’s Policy Against Insider Trading for more information on what constitutes material, non-public information.

21) Why will the TSO program be suspended when Google may be in possession of material, non-public information about Google?

The registration statement Google has filed with the Securities and Exchange Commission (SEC) to permit the TSO program to operate may not be used when Google may be in possession of material, non-public information about Google. Therefore, the TSO program must be suspended when Google may be in possession of material, non-public information about Google. In practice, this means that employees will not be able to sell options using the TSO program during these periods.

22) If the TSO program is suspended during a period in which Google’s trading window would otherwise be open, does this mean that Google is in possession of material, non-public information?

Not necessarily. Google may suspend the TSO program for a variety of reasons, including for maintenance and other reasons. You should not infer anything if Google suspends the TSO program.

23) Does the TSO program affect an employee’s ability to exercise options and sell the underlying shares in the traditional way?

Not generally. However, consistent with Google’s current Policy Against Insider Trading, Google may from time to time prohibit employees from selling shares (including shares issued upon exercise of options) if Google determines that these individuals are in possession of material, non-public information about Google. Although there is no policy that all employees will be prohibited from selling shares during periods when the TSO program has been suspended, Google may impose blackouts on some or all employees during these suspension periods. If Google were to do this, it would be to help ensure that sales of Google stock by employees do not violate insider trading laws and Google’s Policy Against Insider Trading. This restriction does not apply to sales of shares under a Rule 10b5-1 trading plan (but it does apply to sales of TSOs under a Rule 10b5-1 trading plan).

24) Who will buy the options?

Pre-qualified institutional investors will bid on all options that Google employees put up for auction.

25) Can employees sell options outside of Google’s TSO program?

No, employees may not sell options outside of the TSO program. However, employees can still exercise their options and sell the underlying shares in the traditional way. See “Does the TSO program affect an employee’s ability to exercise options and sell the underlying shares in the traditional way?” above.

26) Can an employee make a gift or a donation of his or her TSOs?

No. Just as with traditional options, no gifts or donations are allowed.

27) What are the tax consequences when U.S. employees sell TSOs?

In the US, when employees sell TSOs, the amount they receive will be treated as compensation income to them in the year that they sell the TSOs. This income is of the same character as the income they would have received if they had exercised their options and immediately sold the underlying shares. Google will withhold the same type of taxes on the compensation income employees earn from the sale of TSOs as it would have if the employees had exercised their options and immediately sold the underlying shares. The discussion above does not constitute tax advice, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Also, tax laws may change, possibly retroactively, so you should consult your tax advisor.

28) What are the tax consequences for employees who work for a Google entity outside the U.S.?

In the countries/territories where we are making the TSO program available, we have worked with tax and legal counsel, as well as local regulators where appropriate, to determine that the tax consequences should be similar to the tax consequences of exercising ordinary options. However, please note that Google does not give individual tax advice, and you should always consult your tax advisor about the consequences of selling options through the TSO program.

29) Is the TSO program affected by section 409A of the Internal Revenue Code?

We do not believe that the options eligible to be sold in the TSO program will be subject to additional or accelerated taxes under section 409A. Section 409A generally subjects certain options to early income tax recognition (at the time of vesting) and the imposition of additional taxes and interest penalties, regardless of whether they are exercised or sold. Normal federal and state income taxes, an additional 20% federal penalty tax and additional state penalty tax (currently an additional 20% California tax would apply to California residents) and other interest penalties can apply. Section 409A generally applies to discounted options (those issued with an exercise price below that equal to the fair market value of our stock on the date of grant) or any non-discounted stock option that is modified in a manner deemed impermissible pursuant to section 409A. For options that are granted after the TSO program began, there will be no section 409A tax so long as the options are granted at fair market value (which has been and is now our practice) and such options are not modified in a manner deemed impermissible under section 409A. The same requirements exist with respect to options that were outstanding at the time the TSO program began. Specifically, to avoid a violation of section 409A, the addition of the transferability feature in the TSO program must not be an impermissible modification. The final rules under section 409A permit some changes to be made to options without treating them as re-grants for federal income tax purposes. The final rules permit the addition of a transferability feature where the discretion to add such transferability feature had been reserved, which we believe to be the case for options that were outstanding when the TSO program began because the 2004 Stock Plan specifically reserves that discretion. As a result, we believe the options that were outstanding when the TSO program began should not be deemed to have been impermissibly modified.

30) How does the TSO program relate to any 409A “exercise election” made by employees for their options? Can an employee sell an option through the TSO program for which he or she made a 409A election?

Employees were allowed to make 409A elections with respect to certain pre-IPO options. The TSO program is available for post-IPO options only. There is no overlap between the two; an employee cannot sell any options through the TSO program for which he or she made a 409A election.

31) Which financial institutions are participating in this program?

Morgan Stanley is serving as both Google’s TSO auction manager and as a bidder. Morgan Stanley Smith Barney is serving as the employee stock option administrator. Citigroup, Credit Suisse and UBS are participating as bidders. Other financial institutions may participate as bidders in the auctions in the future, and Google may remove any bidder at any time.

32) Do I have to open an additional brokerage account to participate in the TSO program?

No. The TSO program uses the same Morgan Stanley Smith Barney account you may already have for your existing Google stock options. To participate in the TSO program, you will create an online TSO account in the TSO system, which provides another window into your Morgan Stanley Smith Barney account. You may participate in the TSO program only through a brokerage account with Morgan Stanley Smith Barney.

33) What are the criteria for allowing additional financial institutions to participate in the auction?

All participating bidders must be able to provide continuous, automated bids for all Google stock options in the TSO program during Google’s open trading windows, and they must update their systems to interface with the TSO system. Admission will be at Google’s sole discretion.

34) How are bid prices for options determined?

All participating bidders are required to bid on all of the options offered for sale as a condition of participation in Google’s TSO program so that all employees get the benefit of competitive pricing on their options, even if they are selling only one option. Institutional investors use their own proprietary option pricing models to determine the fair value of each option based on the option’s strike price, term (which will be from six months to two years under Google’s TSO program; all options with a duration of greater than two years will be shortened to two years), market interest rates, stock price volatility, and market conditions at the moment the bid is made. Bid prices will change throughout the trading day just like bid prices for shares of stock on the Nasdaq Global Select Market change throughout the day to reflect changing valuation assumptions.

35) Can an employee specify in advance the price at which the employee wants to sell options?

Yes. If an employee wants to sell his/her options at a certain price, the employee can submit a limit order. The option will be sold at a minimum of that price as long as one of the bidders is willing to pay at least that much for the option or at the option’s intrinsic value if it equals or exceeds that price. Limits can be set to expire at the end of the trading day or at the end of a trading window. A limit order or a market order (an order to sell automatically at whatever price is determined by the auction at the time the order is received) can be made at any time during an open trading window, although the trade cannot be effected unless the auction is open. There is no guarantee that limit orders will be filled, and, as discussed above, the TSO program may be suspended from time to time without prior notice. In addition, the auction manager may cancel a filled order if it determines, in its sole discretion, that there was an obvious error or disruption in the TSO system.

36) Can employees sell vested, “underwater” stock options in this program?

Yes, financial institutions do place value on “underwater” stock options (i.e., those with strike prices above the current market price of the stock), and we expect them to bid on underwater options. However, if an option is significantly underwater and/or the option has only a limited remaining life (e.g., if an option with a 10-year term is sold nine years and five months after grant), the bid price may be very low or even zero.

37) How does the TSO program affect Rule 10b5-1 trading plans?

A 10b5-1 plan may be used to sell options through the TSO program under Google’s form 10b5-1 plan specially designed for the TSO program. Here are important points regarding 10b5-1 plans and the TSO program:

•

An employee currently under a 10b5-1 plan that is not specially designed for the TSO program who wants to sell options under the TSO program must amend their 10b5-1 plan or terminate it and enter into a new one. An employee may amend or enter into a new 10b5-1 plan only during an open trading window and at a time when the employee is not in possession of material, non-public information about Google. In addition, the amended or new 10b5-1 plan may not take effect until the later of 60 days from the date of execution and two trading days after the next earnings announcement.

•

Unlike 10b5-1 plans for traditional exercises and sales, TSO sales under 10b5-1 plans may take place only when the TSO program is active. As discussed above, the TSO program is active only during Google’s open trading windows and while Google is not in possession of material, non-public information about Google. These limitations apply for all TSO trades, regardless of whether the trade is initiated by the employee directly or through a 10b5-1 plan. It is impossible to know in advance when the TSO program will be active because, even though the trading windows are predictable, it is impossible to know when Google may be in possession of material, non-public information about Google. In addition, Google may suspend the TSO program for other reasons. See “Will there be periods when employees cannot sell their options in the TSO program?” above. This means that employees cannot with certainty plan for a TSO sale to occur under a 10b5-1 plan. (An employee can always exercise their options and sell the underlying shares the traditional way under a 10b5-1 plan – there are no timing restrictions on that.) Therefore, when entering into a 10b5-1 plan covering TSO sales, employees will need to specify what will happen if the TSO program is not active when the employee wishes to make a TSO sale: they can either (1) defer the sale until the TSO program becomes active again or (2) exercise the option and sell the shares the traditional way.

•	Currently, the only broker that allows 10b5-1 plans for TSOs is Morgan Stanley Smith Barney.

38) What is the benefit of a Rule 10b5-1 trading plan if Google will suspend the TSO program (including trading under a 10b5-1 plan) when Google may be in possession of material, non-public information about Google?

There are a couple reasons why an employee may still wish to enter into a 10b5-1 plan.

First, a 10b5-1 plan will still permit you to exercise your options and sell the underlying shares the traditional way regardless of whether we are in an ordinary quarterly or special blackout period. So:

•	Those employees who elect not to sell through the TSO program will continue to enjoy the same benefits of a 10b5-1 plan as they do today.

•

Those employees who wish to both (1) exercise and sell their options the traditional way during blackout periods and (2) sell options under the TSO program when the TSO program is open must do so under a 10b5-1 plan. (Remember that Google does not allow an employee under a 10b5-1 plan to sell Google securities outside of his or her plan, so 10b5-1 trading plans must contemplate all sales of Google securities during the period covered by the plan, whether through the TSO program or exercises and sales the traditional way).

•

Those employees who wish to sell their options through the TSO program but also wish to assure liquidity in a given period, may instruct their brokers under a 10b5-1 plan to sell their options first through the TSO program if the TSO program is then available, or, if the TSO program is then shut down, to exercise and sell their options in the traditional way.

Second, as discussed above, Google will suspend the TSO program when Google may be in possession of material, non-public information about Google. However, determining whether an item is material is a difficult, fact intensive, subjective analysis that can be second-guessed in hindsight. So, Google may be in possession of information that it deems not to be material and will continue to let the TSO program operate, even though another person might determine the information is material, especially if applying hindsight. (That’s why our insider trading policy says that employees cannot rely on Google’s determination of whether an item is material when deciding to buy or sell any Google security; the ultimate decision of whether to do so rests with each employee.) For this reason, a 10b5-1 plan, even if it just contemplates sales under the TSO program when the program is active, could be helpful to an employee in rebutting a claim that he or she fraudulently sold options under the TSO program while in possession of material non-public information about Google.

Please keep in mind that the decision as to whether to adopt a 10b5-1 plan (or not) is a complicated one, and depends on each individual’s particular circumstances, and also on any requirements imposed by each individual’s plan broker. Google cannot give any employee advice on whether to enter into, amend or terminate a 10b5-1 plan. We encourage you to consult your personal advisors and broker regarding the TSO program and 10b5-1 plans.

39) Do the TSOs have different terms than traditional stock options?

When the options are sold to a bidder under the TSO program, certain changes occur, including:

1. For options with a remaining term greater than two years at the time of transfer, the remaining term of the option will be automatically reduced to two years from the time of transfer. If the remaining term of the option is less than two years but more than six months at the time of transfer, the remaining term of the option will be reduced so that the option has the expiration date that is closest to the original expiration date and a remaining term which is a multiple of six months from the time of transfer. For example, an option with a 23-month term will be reduced to a term of 18 months. If the remaining term is less than six months, the option is not eligible to be sold in the TSO program.

2. The forfeiture provisions related to the employee’s employment with Google are removed.

3. The antidilution provisions of the option will be replaced with antidilution provisions customarily found in over-the-counter call options purchased and sold by securities dealers.

4. The option will be converted into that number of warrants equal to the number of shares underlying the option to be transferred under the TSO program, with each warrant representing the right to buy one share of Class A common stock.

5. Each warrant will be subject to an automatic exercise provision, providing that if it is not exercised prior to its expiration date it will be deemed to be exercised on the expiration date if it is in-the-money, unless the warrant holder provides electronic notice prior to 4:00 p.m., New York City time, on the expiration date that it does not wish the warrant to be automatically exercised, in which case the warrant will terminate and become void as of 4:00 p.m., New York City time, on the expiration date.

6. The warrants will be subject to net share settlement or full physical settlement, at the election of Google, except in limited circumstances.

40) Why did you reduce the length of the life of the TSO upon transfer?

There are two primary reasons for shortening the option life upon transfer:

1.	Bidders have significant experience in bidding on two-year options in the public market; there are no 10-year publicly tradable options available.

2.	It was neither Google’s intent to eliminate the benefits to employees of being long-term option holders nor to make that entire benefit transferable. Our intent was to give employee options more tangible value, so the TSO program is available to employees who are willing to forgo some of the potential future value in order to get some value today.

41) How does the TSO program affect Google’s accounting?

Beginning January 1, 2006 (when new stock-based compensation accounting rules became effective), we have recognized stock-based compensation for all new and unvested stock-based awards that are ultimately expected to vest as the requisite service is rendered (over the vesting period). The accounting rules require the use of a valuation model to calculate the fair value of stock-based awards for purposes of measuring the amount of stock-based compensation. We currently use the Black-Scholes-Merton valuation method. For more information about this valuation method and about our stock-based compensation expense, please see our financial statements contained in our public filings with the SEC.

The TSO program does not change the way we account for options, but it does increase the cost per option that we will recognize for accounting purposes because the fair value per option on the date of grant will be greater due to the longer expected life of the option. The longer expected life results from the fact that upon transfer, the options are modified to have a two-year remaining life (generally) from the date of sale, whereas non-transferable options expire once they are exercised. Because we expect that options will be outstanding longer, they will have a greater fair value on the date of grant which will result in more stock-based compensation for accounting purposes.

In addition, we incurred charges through early 2011 in connection with the amendment of outstanding eligible options to make them transferable in the TSO program. We disclose the accounting charges associated with the TSO program in our public filings with the SEC.

42) Is this program related to accounting rules for stock options?

No, this program is not driven by accounting implications. Google is doing this to make equity compensation more efficient and understandable to employees. We expect our compensation costs per option to increase under this program to reflect the increase in expected life of each eligible option.

43) Will this affect earnings?

As discussed above, we will recognize more stock-based compensation per option than we would have otherwise. In addition, we incurred charges through early 2011 in connection with the amendment of outstanding eligible options to make them transferable in the TSO program. We disclose the accounting charges associated with the TSO program in our public filings with the SEC.

44) What is the impact on shareholders?

The TSO program increases the efficiency of our equity usage. Under the TSO program, we expect that every option that is granted will be more highly valued by employees, while at the same time the TSO program will retain the advantage of leverage that stock options offer over other forms of equity compensation. We also believe this program enhances our ability to compete effectively for the best talent in the marketplace and therefore sustain our competitive advantage.

45) What information does Google disclose publicly regarding the results of the TSO program?

Every quarter, as part of its periodic reports it files publicly with the SEC, Google summarizes the activity of the TSO program from the prior quarter.

46) What do the financial institutions do with the options they purchase in the TSO program?

The financial institutions are not allowed to further transfer the options they purchase in the TSO program to the public. We believe that the financial institutions will enter into hedging transactions with respect to the options they purchase in the TSO program. Specifically, the winning bidder in the TSO auction will likely hedge its position in the Google options by short selling Google shares, which is a typical way to hedge a position in an option. By short selling, the winning bidder offsets the exposure it has in the purchased option. The winning bidder will adjust this short position over the life of the option based on fluctuations in Google’s stock price. Through this hedging process, the winning bidder expects to make a profit.

47) Why did Google file a registration statement with the SEC in connection with the TSO program?

This registration statement covers, among other things, the expected short-selling activities of the participating financial institutions after they have purchased TSOs. See “What do the financial institutions do with the options they purchase in the TSO program?” above. Google is not a party to this short-selling activity. In addition, the registration statement covers the offer and sale by us of Class A common stock upon exercise, other than by participating financial institutions, of options under our 2004 Stock Plan and in connection with grants of future stock-based awards under our 2004 Stock Plan.

48) What advantage do TSOs have over restricted stock grants?

TSOs share some of the benefits of restricted stock by having immediate value at grant. In addition, based on the current tax treatment in the U.S. and most other countries where Google grants TSOs, TSOs generally offer better tax planning flexibility to the option holder. While taxes on GSUs are generally due at vesting, taxes on TSO proceeds are not generally due until the holder chooses to exercise or sell the options.

49) Do I need to do anything on Morgan Stanley Smith Barney’s Benefit Access site before I can sell my options through the TSO program?

Yes. You do need to read and accept your stock option award/grant agreements on Morgan Stanley Smith Barney’s Benefit Access site sometime after the options are granted. You will not be able to transact in your employee stock options through the TSO program until you have accepted your grants on the Morgan Stanley Smith Barney Benefit Access Website. Once you have accepted your options, you should expect it will take two days before they appear on the TSO program.

50) How will I receive proceeds from my TSO transaction?

All transactions made in the TSO auction system will be settled through your Morgan Stanley Smith Barney account, and proceeds will be paid by Morgan Stanley Smith Barney. At the point of sale on the TSO auction site, you will be asked to indicate your preference for how you would like to receive your proceeds. You may elect to receive proceeds by check (Free), wire transfer ($25) or deposit into your Morgan Stanley Smith Barney account (Free). You can find your account number when you login to your Morgan Stanley Smith Barney account. Scroll to the bottom of the first page titled “Combined Benefit Statement”. The account number will begin with 88G. The net proceeds (Gross Proceeds - Taxes) will be deposited into your Morgan Stanley Smith Barney account and delivered via your indicated preference of delivery.

51) When should I expect my money after I have made a transaction?

Transactions will settle four business days after the transaction is initiated. That means that if the trade takes place on Monday, the net proceeds will not be delivered into your Morgan Stanley Smith Barney retail account until Friday, assuming no holidays in between. If you elected for check delivery, a check will be mailed on the fourth business day following the transaction and the check will be mailed from Palo Alto, California via first class U.S. mail. If you elect a wire transfer and have wire instructions on file in Morgan Stanley Smith Barney’s Benefit Access website, then you can expect that you will receive your net proceeds into your personal account on the fifth business day following your transaction.

52) What do I need to do to add wire instructions to my Morgan Stanley Smith Barney Benefit Access account?

In order to create wire instructions, you will need your specific Morgan Stanley Smith Barney TRADING PIN and then please follow these instructions: (1) Login to your Morgan Stanley Smith Barney Benefit Access website; (2) go to the “Account Information” tab located in the “View Your Account” section of Benefit Access; (3) click on the “Create” button next to “U.S. Dollar Wire Instructions: Not on File”; (4) after entering the requested bank information, you must enter your Trading PIN, and you will receive confirmation that your instructions have been accepted.

53) If I elect to be paid by check for multiple transactions, will I get a different check for each one?

If you do multiple orders in one business day you will receive one single check for the net proceeds of all of your transactions for that single trade date. If you do multiple orders over a number of days you can expect that you will receive multiple checks.

54) How do I know what tax amounts are being withheld from my TSO sale proceeds?

It is available under “My Account: Order History.” Against each successful order there is a “Details” button that contains the applicable tax withholding info; however, your tax information for each transaction will not appear until the day after your transaction takes place.

55) Why did you choose Morgan Stanley?

We chose Morgan Stanley based on their industry credentials, technology capabilities, and experience in building and operating Google’s auction IPO system.

56) Who can advise me about what to do with my stock options?

Google cannot provide its employees with tax or investment advice, so you should consult your own independent investment and tax advisors about your own investment planning and financial management.

57) Whom do I contact if I have more questions?

Please send inquiries to stock-admin@google.com. They will direct your inquiry to the appropriate person.

Google has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Google has filed with the SEC for more complete information about Google and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Google will arrange to send you the prospectus if you request it by calling toll-free 1-866-468-4664 or sending an e-mail to irgoog@google.com.